June 4, 2007

United States Securities and Exchange Commission
Filing Desk
450 5th NW
Washington, DC 20549

In re:   Fidelity Bond for OneAmerica Funds, Inc. ("the Fund")

Dear Sir or Madame:

Pursuant to Rule 17g-1(g)(1), enclosed with this letter is a copy of the Fidelity Bond, Bond No. FIB 0002717 08 effective as of April 1, 2006. Premiums have been paid on the bond through June 6, 2007. Because the assets of the Fund were approximately $1,094,500,000, as of March 31, 2007, the amount of the single insured bond, which the Fund must provide and maintain, is $1,250,000.

At a meeting of the board of directors of the Fund held on May 18 2007, the attached certified resolutions were presented, considered and approved by not only a majority of the non-interested directors, but all of the directors.

Please return the enclosed cover letter stamped by your office in the enclosed self-addressed stamped envelope.

Should you have any questions about this filing, please contact me. I may be reached by telephone at (317) 285-2241, by facsimile at (317) 285-1470, by e-mail at Thomas.zurek@oneamerica.com and by mail at the address below.

Very Truly Yours,

/s/ Thomas M. Zurek
Thomas M. Zurek
Secretary, OneAmerica Funds, Inc.
General Counsel & Secretary, American United Life Insurance Company